FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Informations about the members of the Board of Directors:

1. Eleazar de Carvalho Filho

Age	54 years
Profession	Economist
CPF (tax registration number) or passport number	382.478.107-78
Position	Member of the Board of Directors
Date of Election or Appointment	06.22.2012
Date of Investiture into Office	06.22.2012
Term of Office	Up to the Annual Shareholders’ Meeting of 2014
Other positions or functions	None
Appointed by the Controlling Shareholder	Yes

Résumé

Mr. Eleazar de Carvalho Filho was the Chief Executive Officer of Unibanco Banco de Investimentos, of Banco Nacional de Desenvolvimento Econômico e Social (BNDES), of Banco UBS – Brasil, Chairman of BHP Billiton – Brasil and he was member of the board of directors of Petrobras, Eletrobrás, Vale, Tele Norte Leste Participações, Alpargatas, Rossi Residencial, Varig, Santista Têxtil and Telemig.  He is currently founding partner of Virtus BR Partners and Iposeira Capital, as well member of the board of directors of FMC Technologies Inc. and of Brookfield Renewable Energy Partners. He holds a master’s degree in foreign affairs from The Johns Hopkins University and graduation in Economic Sciences from New York University.

Description of any of the following events, if they occurred in the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding before the CVM and the penalties applied; iii. any conviction under an administrative or judicial decision that hás become final and that suspended or disqualified the individual from the practice of any professional or commercial activity.

Mr. Eleazar de Carvalho Filho has nothing to disclose and is not included on any of the hereon of this item.

State the existence of a spousal relationship, stable union or kinship to the second degree between: (a) the issuer’s officers and directors; (b) (i) the issuer’s officers and directors and (ii) the officers and directors of companies controlled directly or indirectly by the issuer; (c) (i) the officers and directors of the issuer or of companies controlled and (ii) the direct or indirect controlling shareholders of the issuers; and (d) (i) the issuer’s officers and directors and (ii) the officers and directors of companies that control the issuer, directly and indirectly.

Mr. Eleazar de Carvalho Filho has nothing to disclose and is not included on any of the hereon of this item.

Describe relationships of subordination (employment), provision of services or control existing in the last three fiscal years between the issuer’s officers and directors and (a) any company controlled directly and indirectly by the issuer; (b) the issuer’s direct or indirect controlling shareholder; and (c) where relevant, any supplier, customer, debtor or creditor of the issuer, or its controlled or controlling companies, or controlled or controlling companies of any of such persons.

Mr. Eleazar de Carvalho Filho has nothing to disclose and is not included on any of the hereon of this item.

2. Luiz Augusto de Castro Neves

Age	68 years
Profession	Retired Diplomat
CPF (tax registration number) or passport number	046.432.327-49
Position	Member of Board of Directors
Date of Election or Appointment	06.22.2012
Date of Investiture into Office	06.22.2012
Term of Office	Up to Annual Shareholders’ Meeting of 2014
Other positions or functions	None
Appointed by the Controlling Shareholder	Yes

Résumé

Mr. Luiz Augusto de Castro Neves was career diplomat, who joined to the Diplomatic Service of Brazil in March 1967. He served as Ambassador of Brazil in Paraguay (200-2004), China (2004-2008) and Japan (2008-2010), at the same time, he was Ambassador of Brazil in Mongolia and Democratic People's Republic of Korea. He was also Chairman of Itaipu Binacional. He was ínterim Minister of State and Head of the Secretariat of Strategic Affairs of the Presidency. He is currently founding partner of CN Estudo e Projetos Ltda. e president of the Brazilian Center of Foreign Affairs (“Centro Brasileiro de Relações Internacionais”). He graduated in Economic Sciences from UFRJ and in Diplomacy from Instituto Rio-Branco of the Ministry of Foreign Affairs (“Ministério das Relações Exteriores”); holds a master’s degree in Economic Sciences from University of London. He is also teacher in Economic Sciences of Instituto Rio-Branco and in Foreign Economic Relations of Brasília College (“Universidade de Brasília”).

Description of any of the following events, if they occurred in the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding before the CVM and the penalties applied; iii. any conviction under an administrative or judicial decision that hás become final and that suspended or disqualified the individual from the practice of any professional or commercial activity.

Mr. Luiz Augusto de Castro Neves has nothing to disclose and is not included on any of the hereon of this item.

State the existence of a spousal relationship, stable union or kinship to the second degree between: (a) the issuer’s officers and directors; (b) (i) the issuer’s officers and directors and (ii) the officers and directors of companies controlled directly or indirectly by the issuer; (c) (i) the officers and directors of the issuer or of companies controlled and (ii) the direct or indirect controlling shareholders of the issuers; and (d) (i) the issuer’s officers and directors and (ii) the officers and directors of companies that control the issuer, directly and indirectly.

O Sr. Luiz Augusto de Castro Neves has nothing to disclose and is not included on any of the hereon of this item.

Describe relationships of subordination (employment), provision of services or control existing in the last three fiscal years between the issuer’s officers and directors and (a) any company controlled directly and indirectly by the issuer; (b) the issuer’s direct or indirect controlling shareholder; and (c) where relevant, any supplier, customer, debtor or creditor of the issuer, or its controlled or controlling companies, or controlled or controlling companies of any of such persons.

Mr. Luiz Augusto de Castro Neves has nothing to disclose and is not included on any of the hereon of this item.

3. Roberto Oliveira de Lima

Age	60 years
Profession	Business Administrator
CPF (tax registration number) or passport number	860.196.518-00
Position	Member of Board of Directors
Date of Election or Appointment	06.22.2012
Date of Investiture into Office	06.22.2012
Term of Office	Up to Annual Shareholders’ Meeting of 2014
Other positions or functions	None
Appointed by the Controlling Shareholder	Yes

Résumé

Roberto Oliveira de Lima is a member of the Board of Directors of Telefonica Brasil S.A., and held several executive positions on Grupo Vivo, was CEO of Tele Sudeste Celular Participações S.A., of Tele Leste Celular Participações S.A. and of Celular CRT Participações S.A. until Februay 2006 and Telemig Celular Participações S.A. until November of 2009 and executive officer of Telemig Celular Participações S.A., Avista Participações Ltda., Tagilo Participações Ltda., Sudestecel Participações Ltda. and Vivo Brasil Comunicações Ltda., until November of 2009. Furthermore, is a member of the board of directors of Edenred Sarl, headquartered at Paris, France. Mr. Roberto Oliveira was President of the Board of Directors of Grupo Credicard from 1999 to 2005 and CEO of Banco Credicard S.A. from 2002 to 2005. Moreover, held executive positions on Accor Brasil S.A., Rhodia Rhone Poulec S.A. and Saint Global S.A. Graduated at business school and have MBA from Fundação Getulio Vargas, Brasil. Hold a master degree in Finance and Strategic Planning from Institute Superieur des Affaires, Jouy in Josas, França.

Description of any of the following events, if they occurred in the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding before the CVM and the penalties applied; iii. any conviction under an administrative or judicial decision that hás become final and that suspended or disqualified the individual from the practice of any professional or commercial activity.

Mr. Roberto Oliveira de Lima has nothing to disclose and is not included on any of the hereon of this item.

State the existence of a spousal relationship, stable union or kinship to the second degree between: (a) the issuer’s officers and directors; (b) (i) the issuer’s officers and directors and (ii) the officers and directors of companies controlled directly or indirectly by the issuer; (c) (i) the officers and directors of the issuer or of companies controlled and (ii) the direct or indirect controlling shareholders of the issuers; and (d) (i) the issuer’s officers and directors and (ii) the officers and directors of companies that control the issuer, directly and indirectly.

Mr. Roberto Oliveira de Lima has nothing to disclose and is not included on any of the hereon of this item.

Describe relationships of subordination (employment), provision of services or control existing in the last three fiscal years between the issuer’s officers and directors and (a) any company controlled directly and indirectly by the issuer; (b) the issuer’s direct or indirect controlling shareholder; and (c) where relevant, any supplier, customer, debtor or creditor of the issuer, or its controlled or controlling companies, or controlled or controlling companies of any of such persons.

Mr. Roberto Oliveira de Lima has nothing to disclose and is not included on any of the hereon of this item.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 8, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.